Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION


04012822

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

22 January 2004


SEC MAIL
RECEIVED
FEB - 9 2004
WASH, D.C.
158

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Document
22 January 2004	Announcement to Australian Stock Exchange Lend Lease Acquires ComLand from the Commonwealth Government

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

dw 2/17



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

22 January 2004



The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE ACQUIRES COMLAND FROM THE COMMONWEALTH GOVERNMENT

Lend Lease Corporation Limited ("Lend Lease") today announced that it has exchanged contracts to acquire ComLand Limited ("ComLand") from the Commonwealth Government for A$165 million. Settlement is expected to occur by mid 2004.

ComLand owns two major residential development estates: the Edgewater residential community in Melbourne and the former ADI site at St Marys in Sydney. Lend Lease is currently ComLand's joint venture partner and development manager for both of these projects, through Delfin Lend Lease.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498



MEDIA RELEASE **22 JANUARY 2004**

LEND LEASE ACQUIRES COMLAND FROM THE COMMONWEALTH GOVERNMENT

Lend Lease Corporation Limited ("Lend Lease") today announced that it has exchanged contracts to acquire ComLand Limited ("ComLand") from the Commonwealth Government for A$165 million. Settlement is expected to occur by mid 2004.

ComLand owns two major residential development estates: the Edgewater residential community in Melbourne and the former ADI site at St Marys in Sydney. Lend Lease is currently ComLand's joint venture partner and development manager for both of these projects, through Delfin Lend Lease.

Lend Lease Asia Pacific CEO, Ross Taylor, said the acquisition is consistent with Lend Lease's strategy to strengthen the Group's role as a leading developer of large scale masterplanned communities.

This acquisition follows on from recent announcements, including the approval of the A$1 billion Rouse Hill project in Sydney, and the agreement with the Hancock Group to develop the proposed masterplanned community for 38,000 residents near Brisbane, formerly known as Celebration Township.

"This acquisition strengthens our backlog of development work which we've actively built through the recently announced projects, and through other recent acquisitions such as the Hyatt Coolum and Twin Waters Resort in Queensland," Mr Taylor said.

The ComLand acquisition will be funded from the Group's surplus cash position. It is an effective use of the Group's capital and will be immediately earnings accretive.

Delfin Lend Lease CEO, Rod Fehring, said all stakeholders will benefit from this acquisition which comprises approximately 6,000 residential lots of developable land.

"This acquisition is key to our expansion strategy which is focused on securing major new sites in key growth corridors throughout Australia. In particular, it strengthens our presence in the Sydney market where demand is expected to remain high," Mr Fehring said.

"We are delighted to secure the balance of these highly desirable projects. This acquisition will ensure certainty in terms of the future delivery of these projects and a consolidation of our earnings base in Sydney," Mr Fehring said.

Both projects are located in key growth regions with demand expected to remain strong during the life of the projects. Edgewater is due for completion in late 2005 and the St Marys development is expected to commence later this year, with a project life of approximately 12 years.

The St Marys project is the largest release of land in NSW for residential development in the past five years. The project will include an 850 hectare Regional Park and 5,000 new homes, as well as retail, commercial and entertainment facilities, which will generate significant ongoing employment.

Delfin Lend Lease has extensive experience in the planning and development of large-scale urban communities in Australia. It has more than 20 projects within nine of Australia's major population centres.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116